SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Lyft, Inc.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, NW, Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(1) promulgated under the Securities Exchange Act of 1934:

___________________________________________________________________________________________________________________________________________________________________

May 15, 2020 Dear Lyft Inc. Shareholders,

We urge you to join us in voting WITHOLD ALL as to Directors Ann Miura-Ko and Logan Green, the only board members seeking re-election this year at the annual meeting for Lyft Inc. (NASDAQ: LYFT) on June 19, 2020.

As a recently IPOed company, Lyft has failed to provide a governance framework that holds its board accountable to all of its shareholders. Lyft s decision to adopt a dual -class share structure, with no reasonable sunset period, not only creates a misalignment of control and economic exposure between its public shareholders and co -founders, but makes it almost impossible for investors to voice disapproval of the company s leadership . In addition, the company s classified board structure prevents long-term investors from effectively voicing their concerns with the company s board during a critical time in Lyft s growth. We urge Lyft shareholders to withhold on Director Miura-Ko, Chair of the Nominating and Governance Committee, and Director Green, CEO and co -founder, the only directors up for re -election this year for the following reasons:

  The last year s performance demonstrates that Lyft needs a board that is accountable to all its shareholders, a scenario that is nearly impossible under the company s current governance regime.
  The company s dual-class structure with no reasonable sunset period creates a misalignment between the company s public shareholders who are economically exposed and Lyft co- founders Green and John Zimmer, who control a significant portion of the voting power, but own less than 5% of the overall outstanding stock.
  The company s classified board structure and plurality voting leaves shareholders with no genuine means of expressing dissatisfaction with the company s directors, stripping shareholders of a critical communication tool with the company s board.

The CtW Investment Group works with pension funds sponsored by unions affiliated with Change to Win, a federation of unions representing nearly 5.5 million members, to enhance long -term shareholder value through active ownership. These funds have over $ 250 billion in assets under management and are substantial Lyft shareholders. We previously engaged with Lyft in a letter to the board dated March 14, 2019 that was co - signed by other large institutional investors, urging the company to reconsider its dual-class structure. We have yet to receive a meaningful response.

The Need for an Accountable and Effective Board at Lyft is More Urgent than Ever

As we previously articulated in a letter to potential investors last spring, the company faced strong headwinds related to its unsustainable pay compression strategy and significant regulatory burdens even before its IPO on March 29, 2019. Lyft is heavily reliant on its independent contractor business model. With states like California, New York, and Massachusetts passing legislation to reclassify independent contractors to statutory employees, Lyft will face significant operational costs related to its payroll taxes and workers compensation insurance. Just recently, the state of California sued Lyft and its competitor Uber, alleging the companies are violating state law by classifying drivers as independent contractors. Lyft s independent contractor model has only been scrutinized further in light of the coronavirus pandemic. While Lyft is offering compensation to drivers who test positive for the virus or are individually put into quarantine and it has urged drivers to apply for unemployment, there are reports of drivers facing difficulty receiving Lyft s financial assistance and that the company is simultaneously blocking drivers from qualifying for unemployment benefits. This presents Lyft drivers with a false choice: risk exposing themselves to the virus by continuing to drive or lose critically important income that has already decreased due to a significant decline in demand.

In late 2019, Lyft said that it expected to achieve profitability by late 2021, anticipating strong top line growth over the next year. However, when it announced results for the fourth quarter of 2020, the company issued no guidance. The most recent figures underscore the challenges Lyft faces. Even prior to the coronavirus, Lyft s posted a net loss of $356 million in Q4 2019, compared to a net loss of $ 248.9 million from Q4 2018. Lyft s market cap of $ 8 billion is down approximately 66% from its $ 24 billion pre -IPO valuation. The company has also underperformed the S&P 500 since mid -August, 2019, an index to which it cannot be added due to its dual-class stock. Although Lyft s recent first quarter earnings were better than expected, the impact of the coronavirus cannot be understated. While active ridership increased slightly to 3% compared to a year ago, rides were down 75% year -over-year and the company posted an adjusted EBITDA loss of $ 85.2 million for Q1 2020. The company also recently announced a 17% reduction in its workforce, with an estimated charge of between $ 28 million and $ 36 million in Q2 2020. We recognize that the company has attempted to expand its services. Given its current operating model, however, Lyft may be ill -equipped to sustain the significant declines in revenue and ridership that the company faces for the foreseeable future.

Lyft s Dual -Class Stock Creates an Economic and Voting Imbalance for its Public Shareholders

The perils of dual-class stock are well documented. Dual -class stock effectively permits certain shareowners to maintain outsized control of the company despite a smaller economic stake than the company s other public shareholders. This economic imbalance not only insulates directors from being held accountable for their actions, but may lead to entrenched management. Lyft itself perhaps recognized the benefits of a single class of stock after it successfully operated with a single class of stock as a private company for six years prior to its IPO. The company subsequently implemented a dual-class structure where each share of Class B stock (owned by Directors Green and Zimmer, as co -founders) has 20 votes, compared to the single vote per share granted to Class A stock. Currently, the co -founders own a mere 3.66% of the stock, but have 37.47% of the voting power.1

Studies have shown that after an IPO the valuation premium of dual-class stock compared to single -class stock diminishes over time, making a robust sunset provisions even more important. While dual -class structures are often utilized in technology companies, even recent technology IPOs have created a time based sunset provision that allows for a single class of stock after a certain period of time, such as EVO Payments (3 years), Smartsheet (7 years), and Fastly (10 years). The Council of Institutional Investors has generally called for a time -based sunset of seven years or less. This best practice is further supplemented by SEC Commissioner Robert Jackson s research that found that seven or more years out

1 We note that Lyft s beneficial owners, as disclosed by the company, own 5.04% of the company s stock but 50.07% of the voting power. This includes Zimmer and Green s Class B shares. Lyft 2020 Proxy Statement, p. 43, available at https://www. sec. gov/Archives/edgar/data/1759509/000119312520120957/d920070ddef14a. htm#toc920070 _ 3 from their IPOs, firms with perpetual dual -class stock trade at a significant discount to those with sunset provisions. 2

Though Lyft s dual -class structure will likely not stretch into perpetuity, its sunset period is long enough that the concerns raised by Commissioner Ja ckson stand. Directors Green and Zimmer s Class B stock, according to Lyft s sunset provision, can only be eliminated if 80% of the Lyft s Class B shares are sold, or both the founders die or are incapacitated. If both founders pass, there is an additional nine or 18 month period during which shares would be voted by a trustee. Lyft s sunset not only insulates Lyft s board and management from shareholder accountability for most current investors lifetimes, but even after a trigger event takes place, it presents investors with significant economic risks over the long term.

Lyft s Classified Board Structure Discourages Accountability and Responsiveness to Shareholders

Furthering Lyft s poor governance practices is its decision to implement a classified board with plurality voting. Annual director elections allow shareholders to communicate to the board their concerns with regards to how directors are executing their fiduciary duties to company investors. Academic research has found that companies with staggered director elections have a lower firm value and can lead to managerial entrenchment and lower director effectiveness. There has also been a strong trend away from declassified boards. According to a report by Institutional Shareholder Services, as of 2017, a majority of companies in the S&P500, S&P400, and S&P600 had adopted annual board elections. By using staggered elections, Lyft denies its shareholders this important communication tool, thereby limiting yet another accountability mechanism for its investors. To add to the absence of accountability mechanisms, Lyft has also implemented a plurality voting system, which means a single vote in favor of a director would be sufficient for him or her to be re -elected for a term of three years .

Conclusion

At the company s first annual meeting as a public company and in light of its declining performance, it is imperative that Lyft shareholders use what voice they have to send a clear message to the company that its poor governance practices will not be tolerated. Therefore, we urge you to vote WITHHOLD ALL on Directors Miura-Ko and Green (Item 1). If you would like to discuss our concerns, please contact my colleague Tejal K. Patel at tejal. patel@ctwinvestmentgroup. com .

Sincerely,

Dieter Waizenegger Executive Director

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted

2 Commissioner Robert Jackson Jr., Perpetual Dual -Class Stock: The Case Against Corporate Roya lty, Feb. 15, 2018, available at https://www. sec. gov/news/speech/perpetual -dual - class - stock - case - against - corporate - royalty